SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 26, 2025

VIA EDGAR

 Ms. Deborah O’Neal

 Division of Investment Management

 Securities and Exchange Commission

 100 F Street, NE

 Washington, D.C. 20549

Re:	Post-Effective Amendment No. 1284 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) on behalf of its series, BlackRock Mid-Cap Growth Equity Portfolio (the “Fund”)

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 1284 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of the Fund.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on September 26, 2025.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 26, 2025

The Amendment also contains the Trust’s responses to the oral comments provided by Ms. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on September 9, 2025 regarding the Trust’s Post-Effective Amendment No. 1265 to its Registration Statement filed with the Commission on July 28, 2025 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are set forth below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General

Comment 1:  Please confirm that there will not be any recoupment of waived fees.

Response:  The Fund confirms that BlackRock Advisors, LLC will not recoup any waived fees.

Comment 2:   We note that if the Fund changes its investment objective, shareholders will be given 30 days’ notice. Please confirm this timeframe is feasible.

Response:  The Fund confirms that it believes this timeframe is feasible.

Comment 3:  Please be sure to update the references to the reports filed on Form N-CSR for the fiscal year ended May 31, 2025.

Response:   The Fund confirms that the references to the Fund’s reports filed on Form N-CSR in the Management of the Fund section of the prospectuses have been updated to reference the reports filed on Form N-CSR for the fiscal year ended May 31, 2025.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn
Colin	Hill
Bernie	Zamichow